SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                           Figgie International, Inc.
                                (Name of Issuer)

                              Common Stock, Class B
                            (Title of Class of Stock)

                                   316828-607
                                 (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))
                                Page 1 of 7 Pages

CUSIP No.  316828-607                    13G                  Page 2 of 7 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /x/
                                                                       (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Delaware Corporation

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER            244,622

6        SHARED VOTING POWER          631,577

7        SOLE DISPOSITIVE POWER       244,622

8        SHARED DISPOSITIVE POWER     631,577

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               876,282

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               18.6%

12       TYPE OF REPORTING PERSON*

         HC

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  316828-607                    13G                  Page 3 of 7 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /x/
                                                                        (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Delaware banking corporation

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER            244,622

6        SHARED VOTING POWER          631,577

7        SOLE DISPOSITIVE POWER       244,622

8        SHARED DISPOSITIVE POWER     631,577

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               876,282

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               18.6%

12       TYPE OF REPORTING PERSON*

         BK

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  316828-607                13G                      Page 4 of 7 Pages



Item 1 (a).  Name of Issuer:

         Figgie International, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

         4420 Sherwin Road
         Willoughby, OH  44094

Item 2 (a).  Name of Persons Filing:

         Wilmington Trust Corporation, Wilmington Trust Company

Item 2 (b).  Address of Principal Business Office:

         1100 North Market Street, Wilmington, DE  19890

Item 2 (c).  Citizenship:

         Wilmington Trust Corporation is a Delaware corporation;
         Wilmington Trust Company is a Delaware banking corporation.

Item 2 (d).  Title of Class of Securities:

         Common Stock, Class B

Item 2 (e).  CUSIP Number:  316828-607

Item 3. The persons filing this Schedule 13G are:

         Wilmington Trust Corporation and Wilmington Trust Company are a Group, in accordance with Section 240.13d-1(b)(1)(ii)(H). Wilmington Trust Corporation is a Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Wilmington Trust Company is a Bank as defined in Section 3(a)(6) of the Securites Exchange Act of 1934, as amended, and is a direct, wholly-owned subsidiary of Wilmington Trust Corporation.

Item 4.  Ownership.

         (a)      Amount Beneficially Owned by
                  Wilmington Trust Corporation:  876,282
                  Wilmington Trust Company:      876,282

         (b)      Percent of Class for
                  Wilmington Trust Corporation:  18.6%
                  Wilmington Trust Company:      18.6%

CUSIP No.  316828-607                   13G                  Page 5 of 7 Pages

         (c)      Number of shares as to which Wilmington Trust Corporation has:

                  (i)    sole power to vote or direct the vote:
                              244,622

                  (ii)   shared power to vote or direct the vote:
                              631,577

                  (iii)  sole power to dispose or to direct the disposition of:
                              244,622

                  (iv)   shared power to dispose or to direct the disposition
                         of:
                              631,577

                  Number of shares as to which Wilmington Trust Company has:

                  (i)    sole power to vote or direct the vote:
                              244,622

                  (ii)   shared power to vote or direct the vote:
                              631,577

                  (iii)  sole power to dispose or to direct the disposition of:
                              244,622

                  (iv)   shared power to dispose or to direct the disposition
                         of:
                              631,577

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Wilmington Trust Company:  BK

Item 8.  Identification and Classification of Members of the Group:

         Wilmington Trust Corporation:  HC
         Wilmington Trust Company:  BK

CUSIP No.  316828-607                  13G                    Page 6 of 7 Pages


Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILMINGTON TRUST CORPORATION

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST COMPANY

By:  /s/ Allan C. Lynch, Jr.
         Vice President


Dated:  February 6, 1998

CUSIP No.  316828-607                13G                      Page 7 of 7 Pages

                             JOINT FILING AGREEMENT


Wilmington Trust Corporation and Wilmington Trust Company (the "Filing Persons") hereby agree to file jointly the Schedule 13G to which this Joint Filing
Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to the other Filing Person. Each of the Filing Persons shall notify the other Filing Person promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the
Schedule 13G.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 6th day of February, 1998.

WILMINGTON TRUST CORPORATION

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST COMPANY

By:  /s/ Allan C. Lynch, Jr.
         Vice President